EXHIBIT 99.1

XORTX Announces Results of Annual and Special Meeting of Shareholders

CALGARY, Alberta, June 29, 2023 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, is pleased to announce the results of its annual and special meeting of shareholders (the “Meeting”) held Wednesday, June 28, 2023.

A total of 7,482,990 common shares of the Company were represented at the Meeting, representing approximately 41.6% of the total number of common shares of the Company issued and outstanding. All matters presented for approval at the Meeting were duly authorized and approved including election of all six management nominees (Anthony Giovinazzo (Chair), Allen Davidoff (CEO), William Farley, Ian Klassen, Raymond Pratt and Paul Van Damme) to the board of directors of the Company, the appointment of Smythe LLP as auditors of the Company for the ensuing year and authorization of the directors to fix their remuneration, and re-approval of the stock option plan.

Anthony Giovinazzo, Chairman, stated,

“This year’s shareholder meeting saw the departure of Jacqueline Le Saux who decided to not stand for re-election. The Board extends its appreciation to Jacqueline for her 2+ years of service to XORTX. Jacqueline’s expertise in governance and contribution to both the audit committee and notably, the corporate governance and nominating committee of the Board was significant as the Company transitioned during her tenure as a director from being listed on the CSE to the TSX Venture Exchange and Nasdaq Capital Market. We wish Jacqueline the best in her future endeavours.

This past year saw the positive completion of important pharmacology studies, receipt of orphan drug designation from the US Food and Drug Administration (“FDA”) and also potential for FDA accelerated approval with the appropriate clinical data for XORLO™, the Company’s proprietary formulation of oxypurinol, for the treatment of autosomal dominant polycystic kidney disease.   I look forward to the coming year where we hope to deliver on more of these important milestones.”

In other news, the Company announces the appointment of James Fairbairn as Interim Chief Financial Officer. James Fairbairn was the Company’s Chief Financial Officer from November 2018 through July 2021. He has more than 20 years of experience with publicly-traded companies. He is a Chartered Professional Accountant, having obtained his CPA designation in 1987 and an Institute-certified Director. Jim Fairbairn holds a B.A. from the University of Western Ontario.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Media Inquiries, David Melamed, Ph.D.
david.melamed@russopartnersllc.com or +1 212 845 4225

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedar.com.